Mail Stop 4628

                                                             November 30, 2018

Via Facsimile
Phung Khong Fock Thomas
Chief Financial Officer
China Yuchai International Ltd.
16 Raffles Quay
#39-01A Hong Leong Building
Singapore 048581

       Re:     China Yuchai International Ltd.
               Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 16, 2018
               File No. 1-13522

Dear Mr. Phung Khong Fock Thomas:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

General

   1. In your letter to us dated July 8, 2015, you discussed contacts with Syria and Sudan.
      Guangxi Yuchai Machinery's website provides contact information for Syria under its
      Saudi Arabia office and for Sudan under its Egypt Office. As you know, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since the 2015 letter, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would
 Phung Khong Fock Thomas
China Yuchai International Ltd.
November 30, 2018
Page 2

       deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Please discuss the investor sentiment evidenced by divestment and similar initiatives directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director